Exhibit 99.2

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

INDEX

Page

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Profit or Loss	3-4

Condensed Interim Consolidated Statements of Comprehensive Income	5

Condensed Interim Consolidated Statements of Changes in Equity	6-7

Condensed Interim Consolidated Statements of Cash Flows	8 - 10

Notes to Condensed Interim Consolidated Financial Statements	11 - 26

- - - - - - - - - - -

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			Convenience translation
	June 30, 2018	December 31, 2017	June 30, 2018
	NIS		U.S. dollars
	In thousands
ASSETS
CURRENT ASSETS
Cash and cash equivalents	90,076	465,739	24,678
Short-term deposits and investments	10,984	10,495	3,009
Other receivables	4,102	7,222	1,124

	105,162	483,456	28,811
NON-CURRENT ASSETS
Trading property	468,622	492,619	128,390
Deposits, loans and other long-term balances	45,935	34,874	12,585
Investments in associates and joint venture	5,347	5,592	1,465
Property, plant and equipment, net	183	830	50

	520,087	533,915	142,490

	625,249	1,017,371	171,301
CURRENT LIABILITIES
Current maturities of long term borrowings	323,648	780,861	88,670
Suppliers and service providers	685	2,720	188
Payables and other credit balances	44,321	63,293	12,143

	368,654	846,874	101,001
NON-CURRENT LIABILITIES
Borrowings	346,870	243,311	95,033
Other financial liability	25,929	-	7,104
Other liabilities	88,849	75,970	24,342

	461,648	319,281	126,479

SHAREHOLDERS’ EQUITY
Share capital and share premium	1,105,974	1,105,974	303,006
Reserves	(879,446)	(870,043)	(240,944)
Retained losses	(457,677)	(430,366)	(125,391)

Attributable to equity holders of the Company	(231,149)	(194,435)	(63,329)
Non-controlling interest	26,096	45,651	7,150

	(205,053)	(148,784)	(56,179)

	625,249	1,017,371	171,301

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

August 23, 2018
Date of approval of the financial statements	Yael Naftali Chief Financial Officer	Ron Hadassi Chairman of the Board of Directors and Chief Executive Officer

2

ELBIT IMAGING LTD.

Condensed Interim Consolidated Statements of Profit or Loss

				Convenience translation
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2018	(*)2017	2017	2018
	NIS			U.S. dollars
	In thousands
REVENUES AND GAINS

REVENUES
Revenues from sale of commercial centers	946	431,973	782,829	259

Total revenues	946	431,973	782,829	259

GAINS AND OTHER
Rental income from commercial centers	-	18,052	31,997	-

Total gains	-	18,052	31,997	-

Total revenues and gains	946	450,025	814,826	259

EXPENSES AND LOSSES
Cost of commercial centers	6,873	436,542	805,623	1,883
General and administrative expenses	5,143	8,260	14,930	1,409
Share in losses of associates, net	-	14,053	20,202	-
Financial expenses	42,042	71,730	112,296	11,517
Financial income	(3,069)	(1,071)	(1,811)	(841)
Change in fair value of financial instruments measured at fair value through profit and loss	(18,013)	-	-	(4,935)
Write-down, charges and other expenses, net	25,050	(117)	101,120	6,864

	58,026	529,397	1,052,360	15,897

Loss before income taxes	(57,080)	(79,372)	(237,534)	(15,638)

Income taxes (tax benefits)	(5,239)	(1,225)	11,244	(1,435)

Loss from continuing operations	(51,841)	(78,147)	(248,778)	(14,203)

Profit (loss) from discontinued operations, net	280	2,734	(152,903)	77

Loss for the year	(51,561)	(75,413)	(401,681)	(14,126)

(*) Reclassified (discontinued operation). Refer to Note 8.

The accompanying notes are an integral part of the interim consolidated financial statements.

3

ELBIT IMAGING LTD.

Condensed Interim Consolidated Statements of Profit or Loss

				Convenience translation
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2018	(*)2017	2017	2018
	NIS			U.S. dollars
	In thousands

Attributable to:
Equity holders of the Company	(29,919)	(58,745)	(338,034)	(8,197)
Non-controlling interest	(21,642)	(16,668)	(63,647)	(5,929)

	(51,561)	(75,413)	(401,681)	(14,126)

Loss from continuing operations
Equity holders of the Company	(30,199)	(61,132)	(185,132)	(8,274)
Non-controlling interest	(21,642)	(17,015)	(63,647)	(5,929)

	(51,841)	(78,147)	(248,779)	(14,203)

Profit (loss) from discontinued operation, net
Equity holders of the Company	280	2,387	(152,903)	77
Non-controlling interest	-	347	-	-

	280	2,734	(152,903)	77

Loss per share - (in NIS)
Basic and diluted earnings (loss) per share:
From continuing operation	(3.29)	(8.50)	(20.14)	(0.90)
From discontinued operations	0.03	0.30	(16.64)	0.01

	(3.26)	(8.20)	(36.78)	(0.89)

(*) Reclassified (discontinued operation). Refer to Note 8.

The accompanying notes are an integral part of the interim consolidated financial statements.

4

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

				Convenience translation
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2018	(*)2017	2017	2018
	NIS			U.S. dollars
	In thousands

Loss for the period	(51,561)	(75,413)	(401,681)	(14,126)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(12,676)	(18,498)	(13,597)	(3,473)
Reclassification adjustments relating to foreign operations disposed of in the year	1,995	-	213,848	547

	(10,681)	(18,498)	200,251	(2,926)

Items not to be reclassified to profit or loss in subsequent periods:
Additions during the period	-	(9,999)	9,763	-

	-	(9,999)	9,763	-

Other comprehensive income (loss)	(10,681)	(28,497)	210,014	(2,926)

Comprehensive loss	(62,242)	(103,910)	(191,667)	(17,052)

Attributable to:
Equity holders of the Company	(39,367)	(84,215)	(127,918)	(10,785)
Non-controlling interest	(22,875)	(19,695)	(63,749)	(6,267)

	(62,242)	(103,910)	(191,667)	(17,052)

Loss from continuing operations
Equity holders of the Company	(39,647)	(81,869)	(198,441)	(10,862)
Non-controlling interest	(22,875)	(19,752)	(63,935)	(6,267)

	(62,522)	(101,621)	(262,376)	(17,129)

Profit (loss) from discontinued operation, net
Equity holders of the Company	280	(2,346)	70,895	77
Non-controlling interest	-	57	(186)	-

	280	(2,289)	70,708	77

(*) Reclassified (discontinued operation). Refer to Note 8.

The accompanying notes are an integral part of the interim consolidated financial statements.

5

ELBIT IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital and share premium	Other reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Non- controlling interests	Total shareholders’ equity

Balance at January 1, 2018	1,105,974	(270,437)	226	(599,832)	(430,366)	(194,435)	45,651	(148,784)

Adjustments related to initial application of IFRS9 (refer to Note 3)	-	-	-	-	2,607	2,607	3,198	5,805
Net loss for the period	-	-	-	-	(29,919)	(29,919)	(21,642)	(51,561)
Other comprehensive loss	-	-	-	(9,452)	-	(9,452)	(1,229)	(10,681)
Stock-based compensation expenses	-	-	50	-	-	50	118	168

Balance at June 30, 2018 (unaudited)	1,105,974	(270,437)	276	(609,284)	(457,678)	(231,149)	26,096	(205,053)

	Share capital and share premium	Other reserves	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Non-controlling interests	Total shareholders’ equity

Balance at January 1, 2017	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614

Loss for the period	-	-	-	-	-	(58,745)	(58,745)	(16,668)	(75,413)
Other comprehensive income (loss)	-	-	(15,492)	-	(15,658)	5,680	(25,470)	(3,027)	(28,497)
Stock-based compensation expenses	-	-	-	30	-	-	30	349	379
Transaction with non-controlling interest	-	670	-	-	-	-	670	(670)	-
Cancelation of stock based compassion	-	2,864	-	-	-	-	2,864	(2,864)	-

Balance at June 30, 2017 (unaudited)	1,105,974	(288,678)	289,278	57	(816,008)	(459,763)	(169,140)	114,223	(54,917)

The accompanying notes are an integral part of the interim consolidated financial statements.

6

ELBIT IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	NIS in thousands

Balance -January 1, 2017	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614

Loss for the year	-	-	-	-	-	(338,034)	(338,034)	(63,647)	(401,681)
Other comprehensive income (loss)	-	-	(1,960)	-	200,518	11,556	210,114	(100)	210,014
Stock based compensation expenses	-	-	-	199	-	-	199	503	702
Disposal as a result of sale of subsidiary (see Note 8)	-	-	(302,810)	-	-	302,810	-	(6,433)	(6,433)
Change in holding rate in subsidiary	-	1,537	-	-	-	-	1,537	(1,537)	-
Forfeiture of stock options granted	-	20,238	-	-	-	-	20,238	(20,238)	-

Balance -December 31, 2017	1,105,974	(270,437)	-	226	(599,832)	(430,366)	(194,435)	45,651	(148,784)

(*)	Includes transactions with non-controlling interest reserve and hedging reserve.

	Share capital and share premium	Other reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Non-controlling interests	Total shareholders’ equity

Balance at January 1, 2018	303,006	(74,092)	62	(164,338)	(117,908)	(53,270)	12,507	(40,763)

Adjustments related to initial application of IFRS9 (refer to Note 3)	-	-	-	-	714	714	876	1,590
Loss for the year	-	-	-	-	(8,197)	(8,197)	(5,929)	(14,126)
Other comprehensive loss	-	-	-	(2,590)	-	(2,590)	(336)	(2,926)
Stock based compensation expenses	-	-	14	-	-	14	32	46

Total comprehensive loss for the period	303,006	-	14	(2,590)	(7,483)	(10,059)	(5,357)	(15,416)

Balance at June 30, 2018 (unaudited)	303,006	(74,092)	76	(166,928)	(125,391)	(63,329)	7,150	(56,179)

The accompanying notes are an integral part of the interim consolidated financial statements.

7

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2018	2017	2017	2018
	NIS			U.S. dollars
	In thousands
Cash Flows From Operating Activities

Loss for the period	(51,561)	(75,413)	(401,681)	(14,126)

Adjustments to profit (loss):
Tax expenses recognized in profit and loss	(5,239)	(2,239)	11,164	(1,435)
Finance expenses recognized in profit and loss, net	20,960	(79,565)	344,434	5,742
Income tax paid in cash	(4)	(40)	(1,856)	(1)
Depreciation, amortization and other (including impairment)	28,495	(16,597)	119,694	7,806
Profit from realization of subsidiary (Appendix A)	-	-	(56,544)	-
Share in losses of associates, net	-	14,053	20,202	-
Profit from realization of assets and liabilities	-	(2,226)	(3,204)	-
Stock based compensation expenses	168	379	719	46
Capital gain from sale of investment	(1,346)	-	(759)	(369)
Change in trade accounts receivables	76	5,676	10,000	21
Change in receivables and other debit balances	1,506	11,332	(21,657)	413
Change in inventories	-	(66)	187	-
Change in trading property	-	166,639	385,127	-
Change in suppliers and service providers	(2,096)	66	(1,301)	(574)
Change in payables and other credit balances	1,192	5,650	29,287	327

Net cash provided by (used in) operating activities	(7,849)	219,973	433,812	(2,150)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

8

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2018	2017	2017	2018
	NIS			U.S. dollars
	In thousands

Cash flows from investing activities

Proceeds from realization of investments in subsidiaries (a)	-	15,055	442,708	-
Proceeds from realization of investment	5,420	-	-	1,485
Proceeds from realization of investments in associates and joint venture	-	869	1,983	-
Purchase of property plant and equipment, and other assets	-	(2,354)	(4,095)	-
Proceeds from realization of property plant and equipment	-	422	3,635	-
Proceed from realization of long-term deposits and long-term loans	3	13,021	1,085	1
Investment in long-term deposits and long-term loans	(18,509)	(1,635)	974	(5,071)
Interest received in cash	-	184	-
Change in short-term deposits and marketable securities, net and changes in restricted cash	52	-	12,916	14

Net cash provided by (used in) investing activities	(13,034)	25,562	459,206	(3,571)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

9

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2018	2017	2017	2018
	NIS			U.S. dollars
	In thousands
Cash flows from financing activities

Interest paid in cash	(26,747)	(41,896)	(75,584)	(7,329)
Proceeds from long-term borrowings	-	15,974	16,364	-
Repayment of long-term borrowings	(503,748)	(221,643)	(460,523)	(138,013)
Proceeds from issuance of convertible notes	174,976	-	-	47,939

Net cash used in financing activities	(355,519)	(247,565)	(519,743)	(97,403)

Increase (decrease) in cash and cash equivalents	(376,402)	(2,030)	373,275	(103,124)
Cash and cash equivalents at the beginning of the period	465,739	89,688	89,688	127,600

Net effect on cash due to currency exchange rate changes	739	(1,943)	2,776	202

Cash and cash equivalents at the end of the period	90,076	85,715	465,739	24,678

(a)	Proceeds from realization of investments in subsidiaries:
	Working capital (excluding cash), net	-	3,794	1,426	-
	Long term deposits	-	-	9,302	-
	Property, plant equipment and other assets	-	9,035	705,809	-
	Bank loans	-	-	(231,631)	-
	Deferred taxes	-	-	(92,309)	-
	Non- controlling interests	-	-	(6,433)	-
	Profit from realization of subsidiaries	-	2,226	56,544	-

		-	15,055	442,708	-

The accompanying notes are an integral part of the interim consolidated financial statements.

10

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: - CORPORATE INFORMATION

a.	Elbit Imaging Ltd. (“Elbit” or “the Company”) was incorporated in 1996 under the laws of the State of Israel. The Company’s securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange (“TASE”). Following debt restructuring plan approved in 2014 the Group main focus is to reduce corporate debt by early repayments following sale of assets and to continue with efficiency measures and cost reduction where possible.

b.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

●	Medical industries and devices - through the Company indirect holdings in two companies which operates in the field of life science: (i) INSIGHTEC which operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida which operates in the field of research, development and manufacture of products designated for certain cancer diseases.

●	Plots in India - plots designated for sale which were initially designated to residential projects.

●	Plots in Eastern Europe initially designated for development of commercial centers - includes plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC”) whose business strategy is to no longer develop commercial centers but to dispose of its real estate assets at optimal market conditions.

●	With regards to the sale of Radisson hotel Complex in Bucharest Romania on December, 18 2017, see Note 8. Accordingly, this operation is presented in these financial statements as discontinued operation.

NOTE 2: - BASIS OF PREPARATION

The interim condensed consolidated financial data for the six months period ended June 30, 2018 have been prepared in accordance with the International Financial Reporting Standard IAS 34 (“Interim Financial Reporting”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2017.

Selected explanatory notes are, however, included to explain events and transactions that are significant to understanding the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

The interim condensed consolidated financial statements as of June 30, 2018 were authorized by the Board of Directors on 23 August 2018.

11

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: - BASIS OF PREPARATION (Cont.)

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Perid of six months ended June 30	Year ended December 31
	2018	2017

US Dollar ($)	3.65	3.467
Euro ( €)	4.263	4.153
Romanian New Lei (RON)	0.916	0.8912
Indian Rupee (INR)	0.0534	0.0544

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Perid of six months ended June 30	Year ended December 31
	2018	2017

US Dollar ($)	5	(10)
Euro ( €)	3	3
Romanian New Lei (RON)	3	(3)
Indian Rupee (INR)	(2)	(4)

NOTE 3: - NEW STANDARDS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2017, except for the adoption of new standards effective as of 1 January 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies, for the first time, IFRS 9 Financial Instruments. As required by IAS 34, the nature and effect of these changes are disclosed below.

Several other amendments, including adoption of IFRS 15 Revenue from Contracts with Customers, and interpretations apply for the first time in 2018, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Financial instruments:

With respect to the initial adoption of IFRS 9, “Financial Instruments” (“the Standard”), the Company chose to adopt the provisions of the Standard retrospectively without restatement of comparative figures.

12

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - NEW STANDARDS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

The new accounting policy regarding financial instruments is as follows:

1.	Financial assets:

Financial assets within the scope of the Standard are measured upon initial recognition at fair value with the addition of transaction costs that can be directly attributed to the financial asset’s acquisition, excluding financial assets that are measured at fair value through profit or loss whereby the transaction costs are carried to profit or loss.

a)	Debt instruments are measured at amortized cost when the following criteria are met:

The Company’s business model consists of holding the financial assets for collecting contractual cash flows therefrom; and the contractual cash flow terms of the financial asset provide entitlement to cash flows which only include principal payments and interest on the unpaid principal on predetermined dates. After initial recognition, the instruments in this category are presented according to their terms at cost with the addition of directly attributable transaction costs using the amortized cost method.

2.	Impairment of financial assets:

The Company reviews at the end of each reporting period the provision for loss of financial debt instruments which are not measured at fair value through profit or loss.

The Company has financial assets bearing short-term credit such as trade receivables in respect of which it is required to adopt the relief prescribed in the model and measure the provision for loss in an amount which is equivalent to the expected credit losses throughout the instrument’s term. The Company chose to adopt the relief in respect of these financial assets.

3.	Derecognition of financial assets:

A financial asset is only derecognized when the following criteria are met:

-	The contractual rights to the cash flows from the financial asset expire; or

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

13

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - NEW STANDARDS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

4.	Financial liabilities:

Financial liabilities within the scope of the Standard are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability, excluding financial liabilities measured at fair value through profit or loss whose transaction costs are carried to profit or loss.

5.	Compound financial instruments:

Convertible notes that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

6.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

When an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in profit or loss.

If the exchange or modification is not substantial, the Company is required to update the carrying amount of the original liability by discounting the modified cash flows discounted at the original effective interest rate and recognize a gain or loss in profit or loss.

When evaluating whether the change in the terms of an existing liability is substantial, the Company takes into account both quantitative and qualitative considerations.

7.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

14

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - NEW STANDARDS AND AMENDMENTS ADOPTED BY THE GROUP (Cont.)

Initial adoption of IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“the new Standard”), which replaces IAS 39, “Financial Instruments:

The effect of the initial adoption of the new Standard on the Company’s financial statements is as follows:

Derecognition of financial liabilities:

The Company modified the terms of previously issued notes during 2016. Accordingly, the Company accounted for the modification in conformity with the provisions of IAS 39.7A by adjusting the effective interest rate so that the updated cash flows, discounted at the new interest rate, will correspond to the carrying amount of the notes prior to said change in terms. According to the new Standard, the Company accounts for the modification by recognising the difference between the discounted updated cash flows, after the change in terms and using the original effective interest rate, and the carrying amount to profit or loss. The effect of the above changes on the Company’s financial statements is as follows:

In the consolidated statements of financial position:

	As previously reported	The change	According to IFRS 9
	NIS in thousands
As of January 1, 2018
notes at amortized cost	780,861	(5,805)	775,056
Retained losses	(430,366)	2,607	(427,759)
Non-controlling interests	45,651	3,198	48,258

Revenue from Contracts with Customers:

The accounting policy on revenue recognition based on IFRS 15, “Revenue from Contracts with Customers” (“the Standard”) adopted effective from January 1, 2018 retrospectively without restatement of comparative figures and is as follows:

1.	Revenue recognition:

According to the Standard, revenue from contracts with customers is recognized in profit or loss when the control over the asset or service is transferred to the customer. Revenue is measured and recognized at the fair value of the consideration that is expected to be received based on the contract terms, less the amounts collected in favor of third parties (such as taxes). Where a contract contains elements of variable consideration, the entity will estimate the amount of variable consideration to which it will be entitled under the contract. Revenue is recognized in profit or loss to the extent that it is probable that the economic benefits associated with the contract will flow to the Company and that the costs incurred or to be incurred in respect of the contract can be measured reliably.

The initial adoption of IFRS 15 do not have an impact on the interim condensed consolidated financial statements of the Group.

15

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: - THE COMPANY FINANCIAL POSITION

As of the financial statements’ approval date, the Company’s standalone financial position includes liabilities to Series I notes in the aggregate principal amount of approximately NIS 231 million which is due until November 2019. In addition, until November 2019 the Company has certain operational expenses and other current liabilities for its ongoing operations in the amount of approximately NIS 31 million.

The Company has prepared a projected cash flow that outlines the relevant resources until November 2019 that are expected to serve the repayments to Series I notes which includes the following resources : (i) cash and cash equivalents (on a standalone basis) of approximately NIS 68 million; (ii) proceeds from payments on account of the sale of the Company’s plot in Bangalore (India) in the amount of approximately NIS 52 million based on the current valuation which is lower than the sale agreement signed on March 2018 as mentioned in Note 9 1.; (iii) proceeds from the Company’s plot in Chennai in the amount of NIS 28 million based on term sheet signed as mention in Note 10 2 (iv) proceeds from sale of the Company’s shares in Elbit Medical (see also Note 10 4).

The Company’s management and board of directors are of the opinion, based on the projected cash flow and the assumptions described, that the Company can execute its plans and that it would be able to serve its indebtedness in the foreseeable future.

In light of the foregoing, the Company’s management and board of directors are of the opinion that no significant doubts exist as to the Company’s ability to act as going concern.

NOTE 5: - GOING CONCERN AND LIQUIDITY POSITION OF SUBSIDIARIES AND AFFILIATES

1.	Plaza Centers NV (“PC”) board and management estimate that there are significant doubts regarding PC’s ability to serve its entire debt according to the current repayment schedule of PC notes. Moreover, it is expected that PC will not be able to meet its entire contractual obligations in the following 12 months.

As of June 30, 2018 PC is not in compliance with Coverage Ratio Covenant (“CRC”) as defined in the restructuring plan. This may entitle the bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

In addition, based on trust deeds in case of material deterioration in PC’s business and substantial suspicion exists that the PC will not be able to repay the notes on time, the bondholders may declare immediate repayment of notes.

In the case that PC’s bondholders would declare their remaining claims to become immediately due and payable, PC would not be in a position to settle those claims and would need to enter to an additional debt restructuring or might cease to be a going concern. As at the date of these financial statements PC bondholders have not taken steps to assert their rights.

A combination of the abovementioned conditions indicates the existence of a material uncertainty that casts significant doubt about PC’s ability to continue as a going concern.

2.	Gamida’s auditor’ report with respect to Gamida’s financial statements as of June 30, 2018 includes emphasize of matter with respect to going concern uncertainty. Gamida is making efforts to raise additional capital for its operations by a private placement and / or public offering on NASDAQ.

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ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: - SEGMENT REPORTING

The chief operating decision-makers (CODM) have been identified as the Chairman of the board who serves as the CEO as well and the CFO. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group’s segments based on Net Operating Income.

For the purpose of this interim financial information the following business segments were identified:

●	Medical industries
●	Plots in India
●	Plots in Eastern Europe initially designated for development of commercial centers

Six months period ended June 30, 2018:

	Plots in Eastern Europe	Medical industries (i)	Plots in India	Equity method adjustment	Total

Segment revenues	946	45,505	-	(45,505)	946

Segment profit (loss)	(20,345)	(94,567)	(3,359)	94,567	(23,703)

Financial expenses	-	-	-	-	-

Share in losses of associates, net	-	-	-	-

Unallocated general and administrative expenses					(5,143)
Unallocated other income					(7,275)
Unallocated financial expenses, net					(20,960)
Loss before income taxes					(57,081)

(i)	Includes mainly investments in associates and therefore not included in the total revenues and other income.

Six months’ period ended June 30, 2017:

	Commercial and entertainment centers	Medical industries (i)	Plots in India	Equity method adjustment	Total

Segment revenues	450,025	39,817	-	(39,817)	450,025

Segment profit (loss)	14,028	(12,158)	(835)	12,565	13,600

Financial expenses	(3,513)	-	-	-	(3,513)

Share in losses of associates, net	-	(9,106)	-	(4,947)	(14,053)

Unallocated general and administrative expenses					(8,260)
Unallocated financial expenses					(67,145)
Loss before income taxes					(79,371)

(i)	Includes mainly investments in associates and therefore not included in the total revenues and other income.

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ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: - SEGMENT REPORTING (Cont.)

Year ended December 31, 2017:

	Plots in Eastern Europe	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total

Revenues	814,826	117,488	-	-	(117,488)	814,826

Segment profit (loss)	(36,929)	(135,445)	(55,422)	-	135,445	92,450

Financial income (expenses)	(5,281)	-	-	-	-	(5,281)
Share in losses of associates, net	-	(15,156)	-	-	(5,047)	(20,202)
Adjustments:
Unallocated general and administrative expenses						(14,930)
Unallocated other expenses						532
Unallocated financial expenses						(107,015)
Financial income						1,811
Loss before income taxes						(237,534)

Additions to segment assets	7,895	-	-	-	-	7,895
Unallocated						3,156
Total additions						11,051
Depreciation and amortization of segment assets	52	-	-	-	-	52
Unallocated						28,951
Total Depreciation and amortization						29,003
Impairment of segment assets	47,700	-	43,057	-	-	90,757
Unallocated						-
Total Impairment						90,757
Assets and Liabilities December 31, 2017:
Segment assets	305,503	-	187,509	5,845	-	498,856
Equity basis investments	-	-	-	-	5,437	5,437
Unallocated						513,078
Total Assets						1,017,371
Liabilities
Segment liabilities	54,792	-	38,477	-	-	93,269
Unallocated liabilities						1,072,887

Total Liabilities						1,166,156

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.

NOTE 7: - FINANCIAL INSTRUMENTS

a.	Financial risks:

During the six-months period ended June 30, 2018 there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in Note 20 (c) to the consolidated financial statements as at and for the year ended December 31, 2017.

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ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: - FINANCIAL INSTRUMENTS (Cont.)

b.	Fair value of financial instruments:

1.	The following table presents the book value and fair value of the Group’s financial liabilities, which are presented in the financial statements at other than their fair value:

	Book Value	Fair Value
	(In thousands NIS)
Notes*)

As of June 30, 2018	670,512	551,854

As of December 31, 2017	1,024,168	911,051

*)	Fair value of notes is based on the market price of the notes in the TASE as of the June 30, 2018.

2.	The fair value of derivative (conversion component) is based on Level 3 in fair value hierarchy.

The following table provides the fair value reconciliation as at June 30, 2018:

Derivative
(In thousands NIS)

Balance as at issuance date (*)	42,213
Change in fair value of financial instruments measured at fair value through profit and loss	(18,013)
Translation reserve	1,729

Balance as at June 30, 2018	25,929

(*)	Refer to Note 9 (2) with respect to issuance of convertible notes by the Company’s subsidiary.

Fair value measurement technique:

The fair value of the derivative (conversion component) was calculated using binomial model. The main parameters used in the model are as follows:

Significant unobservable inputs	Range

Discount rate (%)	0.71-0.96
Risk-free interest rate (%)	15
Expected volatility (%)	47.15-37.97

Significant increases/ (decreases) in discount rate, risk-free interest rate or expected volatility would result in a significantly lower/ (higher) fair value measurement.

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ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: - FINANCIAL INSTRUMENTS (Cont.)

Description of significant unobservable inputs to valuation

Valuation process

For recurring and non-recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyses changes in fair value measurements from period to period.

The CFO is responsible for ensuring that the final reported fair value estimation is in compliance with IFRS and proposes adjustments when needed. The value of the derivative was determined by Elbit Medical management relying on experienced independent specialist.

NOTE 8: - DISCONTINUED OPERATIONS

Sale of the “Radisson complex”

Following the closing and consummation of the transaction as described in Note 19 to the Company’s annual financial statements as of December 31, 2017, the Company has ceased to operate the “Radisson Complex” hotel activity, and accordingly the said activity was classified as discontinued operation including comparative information.

Results of discontinued operations:

	Six months ended June 30		Year ended December 31
	2018	2017	2017
	NIS in thousands (except for per-share data)

Revenues from hotel operations and management	-	62,664	130,142

	-	62,664	130,142
Expenses and losses

Cost of hotel operations and management	-	52,377	105,678
Financial expenses, net	-	8,906	20,103
Other income, net	(280)	(339)	(669)

	280	(60,944)	(125,112)

Profit (loss) from discontinued operations before income taxes	280	1,720	(5,030)

Income tax (income) expenses	-	(1,014)	80

Profit (loss) from discontinued operations	280	2,734	(5,110)

Gain from sale of hotels	-	-	(55,835)
Release of capital funds as a result of the sale of hotels	-	-	213,848
Total profit from discontinued operations	280	2,734	152,903

Basic and diluted earnings per share	-	0.30	(16.64)

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ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: - DISCONTINUED OPERATIONS (Cont.)

Reclassification of comparative information:

	Six months ended June 30 2017
	As previously reported	Amendment	As presented in these financial statements
	NIS in thousands

Revenues
Revenues from sale of commercial centers	431,973	-	431,973
Revenues from Hotels operations and management	62,664	(62,664)	-
Total revenues	494,637	(62,664)	431,973

Gains and other
Rental income from commercial centers	18,052	-	18,052
Total gains	18,052	-	18,052

Total revenues and gains	512,689	(62,664)	450,025

Expenses and losses
Cost of trading properties sold and commercial centers operation	436,542	-	436,542
Hotels operations and management	52,377	(52,377)	-
General and administrative expenses	8,260	-	8,260
Share in losses of associates, net	14,053	-	14,053
Financial expenses	80,636	(8,906)	71,730
Financial income	(1,071)	-	(1,071)
Write-down, charges and other expenses, net	(456)	339	(117)
	590,341	(60,944)	529,397

Loss before income taxes	(77,652)	(1,720)	(79,372)

Income taxes expenses (tax benefits)	(2,239)	1,014	(1,225)

Loss from continuing operations	(75,413)	(2,734)	(78,147)

Profit from discontinued operations, net	-	2,734	2,734

Loss for the year	(75,413)	-	(75,413)

Attributable to:
Equity holders of the Company	(58,745)	-	(58,745)
Non-controlling interest	(16,668)	-	(16,668)
	(75,143)	-	(75,413)

Loss from continuing operations
Equity holders of the Company	(58,745)	(2,387)	(61,132)
Non-controlling interest	(16,668)	(347)	(17,015)
	(75,143)	(2,734)	(78,147)

Profit from discontinued operation, net
Equity holders of the Company	-	2,387	2,387
Non-controlling interest	-	347	347
	-	2,734	2,734

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ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: - DISCONTINUED OPERATIONS (Cont.)

Statement of Cash flows

The statement of cash flows includes the following amounts relating to discontinued hotels operations:

	Six months ended June 30		Year ended December 31
	2018	2017	2017
	NIS in thousands (except for per-share data)

Operating activities	-	17,473	49,142
Investment activities	-	(2,674)	297,875
Financing activities	-	35,564	(157,948)

Net cash provided by discontinued operations	-	50,363	189,069

NOTE 9: - SIGNIFICANT EVENTS DURING THE PERIOD

1.	Sale agreement of Plot in India:

In January 2018, the Purchaser of the 100% interest in an SPV (100% subsidiary of EPI (a jointly controlled subsidiary in which the Company and its subsidiary PC each hold a 50% stake)), that holds property in Bangalore, India, (the “Agreement” and the “Purchaser” respectively), has given notice that all remaining payments under the Agreement will be stopped until a mutually acceptable solution is reached due to a proposed change (initiated by the Indian authorities) which could potentially impact the development of the land

In March 2018, EPI and the Purchaser signed an amended revised agreement as follows: The Purchaser and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately NIS 184 million, the Company’s share approximately NIS 92 million). As of the financial statements’ approval date, the Purchaser paid EPI INR 67.5 Crores (approximately NIS 36 million, the Company’s share approximately NIS 18 million).

Additional INR 70.5 Crores (approximately NIS 37 million, the Company’s share approximately NIS 18.5 million) will be paid by the Purchaser in unequal monthly instalments until the Final Closing. The Final Closing will take place on 31 August 2019 when the final instalment of INR 212 Crores (approximately NIS 111 million, the Company’s share approximately NIS 55.5 million) will be paid to EPI accompanied by the transfer of the outstanding share capital of the SPV.

If the Purchaser defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing Securities granted to EPI under the previous agreements will remain in place until the Final Closing.

22

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - SIGNIFICANT EVENTS DURING THE PERIOD (CONT.)

2.	On February 19, 2018 the subsidiary Elbit Medical has completed a public offering of notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical’s holdings in INSIGHTEC Ltd. and Gamida Cell Ltd. (the “Notes”). The main terms of the Notes are:

(1)	Total amount raised: NIS 180 million (approx. US$ 49 million);.

(2)	Maturity Date: March 1, 2022.

(3)	Interest: Annual interest of 5% in the first two years and 10% in the remaining period, payable twice a year - in March and September.

(4)	Conversion: Each NIS1.47 par value in Notes convertible into one Elbit Medical ordinary share.

(5)	Certain covenants as loan to value: certain limitations including on the ability of Elbit Medical to distribute dividends or raise additional debt.

(6)	Collateral: The Notes are secured by a pledge on 75% of Elbit Medical’s holdings in INSIGHTEC Ltd. and Gamida Cell Ltd in a “value to loan” ratio of 200%.

(7)	Use of Proceeds:

(a)	payment of all expenses in connection with the issuance of the Notes (approximately NIS 6 (approx. US$ 1.7 million));

(b)	NIS 18 million (approx. US$ 5 million) were deposited with the trustee for interest payments due on the Notes for the first two years;

(c)	NIS 4 million (approx. US$ 1 million) for ongoing operational expenses; and

(d)	The remaining proceeds was used to repay Elbit Medical’s intercompany debt to the Company (approximately NIS 153 million (approx. US$ 44 million)).

In April, 2018 the balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS 2 million (approximately USD 580 thousand) was converted to approximately NIS 2 million par value Notes.

The effective interest rate of debt component of convertible notes is 16.7%.

With respect to conversion component of the notes issued, refer also to Note 7(b)(2).

23

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

3.	Motion to reveal and review internal documents:

In March 2018, a Shareholder of the Company has filed a motion with the Financial Department of the District Court in Tel-Aviv to reveal and review internal documents of the Company and of PC, with respect to the events surrounding that certain agreements that were signed in connection with the Casa Radio Project in Romania and the sale of the US portfolio. Such events were previously announced by the Company and are detailed in notes 4.c.1.c and 13.b.12 to the consolidated financial statements for the year ended December 31, 2017. The Company and PC are currently examining the motion with its legal advisors and intend to respond in due course.

4.	In May 2018, a third party has filed a legal claim in the court of Greece against Helios Plaza AE (“HP”), a fully owned subsidiary of Plaza which holds land property in Athens (“Land Property”). The claimant is claiming from HP an amount of EUR 2.96 million based on a certain allegedly agreement that was claimed to be agreed in 2010, and has also filed a request for an injunction with respect to the Land Property in order to secure its claim. In June 2018, the injunction was granted until final decision regarding the main dispute. At this preliminary stage, PC and its legal advisors are unable to estimate the probability of the claim and its possible implication if any.

Due to these new circumstances the sale of the Land Property was put on hold, and PC is discussing with the existing potential buyer the options forward. PC recorded a write-down of EUR 1.15 million which reflect expected transaction costs.

5.	Redemption of the Polish notes:

In May 2018, further to the decision of the Israeli Series A and Series B Bondholders of PC, PC has redeemed in full the series of notes issued in Poland at their principal amount together with interest accrued to the maturity date in total amount of EUR 11 million. Upon completion of the redemption, PC has no outstanding notes issued in Poland.

6.	On June 8, 2018 Olive Software Inc. (an affiliate in which the Company indirectly held 16% of the outstanding share capital) (“Olive”) was merged into another corporation in a cash transaction. In consideration for its holdings in Olive, the Company received approximately $1.8 million gross (NIS 5.4 million). The Company recognized a profit of NIS 1.3 million in the financial statements.

The Transaction includes certain commitments and warranties towards the Purchaser and undertaking to indemnify the Purchaser under certain circumstances.

7.	On June 28, 2018 the company has received written notification from the Nasdaq Stock Market (“Nasdaq”) dated June 26, 2018, indicating that the Company is no longer in compliance with the continued listing requirement under Nasdaq Listing Rule 5450(b)(3)(C) because the market value of its publicly held shares (“MVPHS”) was below $15,000,000 for 30 consecutive business days. Under Nasdaq rules, publicly held shares is defined as shares not held directly or indirectly by an officer, director or any person who is the beneficial owner of more than 10% of the total shares outstanding of the Company.

24

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the applicable grace period to regain compliance is 180 calendar days, or until December 24, 2018. The Company can cure this deficiency if the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days during the grace period.

According to the Nasdaq notice to the Company, in the event the Company does not regain compliance within 180 calendar days, the Company may consider applying to transfer its securities to The Nasdaq Capital Market assuming it meets the Capital Market’s continued listing requirements.

The Company intends to monitor its MVPHS during the prescribed grace period and is considering all options that would allow its ordinary shares to remain listed on Nasdaq. During this time, the Company’s ordinary shares will continue to be listed and trade on Nasdaq. The Company’s business operations are not affected by the receipt of the notification.

NOTE 10: - SUBSEQUENT EVENTS

1.	On July 2, 2018, the Company was issued by Israeli court a decision in a lawsuit brought by the Company against the Israeli Tax Authority relating to VAT assessments issued to the Company and relating to the period from April 2006 to June 2011. In the decision, the court accepted in part the Israeli Tax Authority’s position Accordingly, the Company is required to pay the Israeli Tax Authority a payment of NIS 11.5 million in connection with the VAT assessments for the years 2006-2011 (including interest and linkage to the Consumer Prices Index, and after setting off approximately NIS 10 million in VAT refunds due the Company). The impact on the statement of the profit and loss amounted to NIS 6 million.

2.	In July, 2018 EPI has signed a term sheet with a local Indian partner (the “Buyer” in respect to the sale of EPI’s subsidiary (“SPV”) that holds the 74.7 acre plot in Chennai, India (the “Plot”) (the “Term Sheet”). Under the terms of the Term Sheet, the Buyer shall have a period of 60 (sixty) days to undertake a due diligence process solely with respect to the SPV, following which definitive agreements for the sale of the SPV, in consideration for INR 110 Crores (approximately NIS 57 million, subject to adjustment with respect to the previous amount deposited and the existing cash in the SPV) shall be signed and closing shall take place on the same day. It is hereby noted that the aforementioned transaction is still subject to satisfactory due diligence results.

As a result, the Company recorded losses in the total amount of NIS 2.9 million to reflect the purchase price based on term sheet.

25

ELBIT IMAGING LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: - SUBSEQUENT EVENTS (CONT.)

3.	Sale agreement of up to 50% of the share capital of Elbit Medical LTD:

On August 8, 2018, the Company announced that it has signed a Share Purchase Agreement (“SPA”) with an SPV related to Exigent Capital Group (“SPV”) for the sale of between 11,574,146 ordinary shares of Elbit Medical Technologies Ltd. (“Elbit Medical”) (5% of its outstanding share capital) and 115,741,467 ordinary shares of Elbit Medical (50% of its outstanding share capital) (the “Maximum Quantity”) for a price per share of NIS 0.96 (approximately $0.26).

Under the terms of the SPA, the SPV is to purchase 11,574,146 shares of Elbit Medical on or before August 27, 2018, which date may be deferred by up to seven (7) days upon the SPV’s prior written request (the: “Initial Closing”).

During the period from the Initial Closing until November 26, 2018, the SPV may purchase additional shares up to the Maximum Quantity (including the shares purchased at the Initial Closing), at the Per Share Price, but it is not obligated to do so.

If, prior to November 26, 2018, the Company receives a binding, irrevocable offer from a third party to acquire Elbit Medical shares for a price per share (the “Offer Price”) at least 7.5% higher than the Per Share Price, then the SPV shall have the right of first refusal (“Right of First Refusal”).

In addition, in such event, the SPV shall have the right to tag-along with such sale of shares to the offeror. In the event that the SPV does not exercise its Right of First Refusal, the SPV shall be entitled to compensation as specified in the SPA.

The parties also entered into a three-year voting agreement (that will become effective only if and to the extent that the SPV will purchase from the Company shares of Elbit Medical that constitutes at least 10% of Elbit Medical’s outstanding share capital) regarding the appointment of directors in the Company.

During the term of the voting agreement, each party shall have a right of first offer with respect to any sale of shares by the other party, subject to certain exceptions.

4.	On July 18, 2018, the Company announced that its board of directors approved, subject to the completion of the Initial Closing of the transaction mention in 3 above, a new plan for the repurchase of the Company’s Series I notes (“Notes”), commencing on August 26, 2018 for a total consideration of up to NIS 70 million (approximately $19 million) (“Plan”). The repurchases will be made on the Tel Aviv Stock Exchange or in privately negotiated transactions. The Plan does not require the Company to acquire any or a specific amount of Notes, and it may be modified, suspended, extended or discontinued without prior notice. Notes repurchased by the Company will immediately be canceled. The Company is exploring the possibility of raising funds in a public offering or private placement. Such fundraising, its terms, scope and timing, are subject to approval by the Company’s relevant organs, the receipt of regulatory approvals (if necessary), and other factors such as market conditions.

5.	Request to reveal document

An indirect subsidiary of PC in Romania (which holds plot of land outside Bucharest) received a request from Romanian authorities to reveal documents regarding the years in 2007-2011 as part of an ongoing investigation procedures. PC is unaware of the subject of investigation and any illegal acts or irregularities which may cause investigation initiated.

- - - - - - - - - - -

26